NEWS RELEASE

Paramount Energy Trust Mails Circular Relating to Proposed Amendments to 2010 and 2011 Convertible Debentures

Calgary, Alberta - October 20, 2009 (TMX: PMT.UN) Paramount Energy Trust (“PET” or the “Trust”) today announced that it has mailed a Management Information Circular (the “Circular”) and the Written Consent and Form of Proxy  relating to the proposed amendments (the “Debenture Amendments”) to its 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the “2010 Debentures”) (TMX: PMT.DB.A) and its 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the “2011 Debentures”) (collectively, the “Debentures”) (TMX: PMT.DB.B) previously announced on October 21, 2009 to holders of the Debentures.

Once in receipt of the Circular and Written Consent and Form of Proxy, to CONSENT TO/VOTE FOR the Debenture Amendments, holders of the Debentures need to:

Step 1.  Mark the "CONSENTS TO/VOTES FOR" box in the Written Consent and Form of Proxy.

Step 2.  Sign and date the Written Consent and Form of Proxy.

Step 3.  Deposit with Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario  M5J 2Y1,  Attention:  Proxy Department, as soon as practicable and in any event no later than 4:30 p.m. (Mountain Standard Time) on November 11, 2009.

A copy of the Circular and Written Consent and Form of Proxy will be available for review on SEDAR at www.sedar.com under Paramount Energy Trust’s profile, and will also be available on PET’s website at www.paramountenergy.com.

NOTICE TO UNITED STATES DEBENTUREHOLDERS

The solicitation described herein is made for the securities of a Canadian entity and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the Circular related to the solicitation have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

Paramount Energy Trust is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada.  It may be difficult for U.S. Debentureholders to enforce their rights and any claim that they may have arising under United States federal or state securities laws, as PET and its administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the administrator of PET are residents of Canada.  You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

ABOUT PARAMOUNT

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET may be found at its website at www.paramountenergy.com.

For further information please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free Phone:  1-888-518-1558

Banks and Brokerages: (416) 867-2272

1-866-545-5580 (FAX – Toll Free)

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Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: (403) 269-4400

Fax: (403) 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer

Sue M. Showers Investor Relations and Communications Advisor

The TMX Group has neither approved nor disapproved the information contained herein.